NXT ENERGY SOLUTIONS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE-AND-ACCESS NOTIFICATION

You are receiving this notice-and-access notification because NXT Energy Solutions Inc. ("NXT") is using notice-and-access procedures to deliver materials to registered and beneficial holders of Common Shares ("Shareholders") in advance of the annual and special meeting of shareholders on May 16, 2018 (the "Meeting"). Shareholders will still receive a paper copy of the form of proxy ("Proxy") or voting instruction form ("VIF"), as applicable, enabling them to vote at the Meeting; however, instead of receiving a paper copy of the Information Circular dated April 5, 2018 (the "Information Circular"), Shareholders are notified on how to access the Information Circular electronically. The electronic delivery of materials is more environmentally friendly and also reduces printing and mailing costs.

MEETING DATE AND LOCATION

➢	Wednesday, May 16, 2018 at 10:00am (Calgary time)

➢	Norton Rose Fulbright Canada LLP (Suite 3700, 400 3rd Avenue SW, Calgary, Alberta)

AT THE MEETING SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON:

Number and Election of Directors: Setting the number of and electing the directors for the ensuing year. Information is found in the Information Circular under the heading "Particulars of Matters to be Acted Upon – Election of Directors".

Appointment of Auditors: Re-appoint KPMG LLP as NXT's auditor for the ensuing year. Information is found in the Information Circular under the heading "Particulars of Matters to be Acted Upon – Appointme nt of Auditor".

Control Person Resolution: To consider and approve, a disinterested shareholders ordinary resolution authorizing the issuance of 701,966 Units to Alberta Green Ventures Limited Partnership at a price of $0.924 per Unit and approving the creation of a new "Control Person" (as such term is defined under applicable securities laws) of the Corporation, being Alberta Green Ventures Limited Partnership. Information is found in the Information Circular under the heading "Particulars of Matters to be Acted Upon – Creation of a New Control Person: Third Tranche of the Private Placement".

Finder's Fee Paid in Cash Resolution: To consider and approve, a disinterested shareholders ordinary resolution authorizing and approving the payment of a finder’s fee in connection with the Private Placement (as such term is defined in the Information Circular) of up to $302,292, payable by way of cash (if so determined by the Corporation in its sole discretion) if the TSX determines the Recipient to be a related party of the Subscriber and such authorization and approval from the Shareholders is required. Information is found in the Information Circular under the heading "Particulars of Matters to be Acted Upon – Creation of a New Control Person: Third Tranche of the Private Placement – Finder's Fee Agreement".

Finder's Fee Paid in Common Shares Resolution: To consider and approve, a disinterested shareholders ordinary resolution authorizing and approving the payment of a finder’s fee in connection with the Private Placement (as such term is defined in the Information Circular) of up to $302,292, payable by way of Common Shares (calculated as described in the Information Circular), if so determined by the Corporation in its sole discretion. Information is found in the Information Circular under the heading "Particulars of Matters to be Acted Upon – Creation of a New Control Person: Third Tranche of the Private Placement – Finder's F ee Agreement".

Other Business: Shareholders may be asked to consider other items of business formally brought before the meeting. Information on the use of discretionary authority to vote on other business is found in the Information Circular under the heading "Exercise of Discretion by Proxyholders".

SHAREHOLDERS ARE ASKED TO PLEASE REVIEW THE INFORMATION CIRCULAR PRIOR TO VOTING.

HOW TO ACCESS MEETING MATERIALS (INFORMATION CIRCULAR AND RELATED)

➢	NXT's website: http://www.nxtenergy.com/investor-relations/annual-meeting-2018

➢	NXT's profile on SEDAR: www.sedar.com

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request a paper copy of Meeting materials by mail, at no cost to them. Requests may be made up to one year from when the Information Circular was filed on SEDAR by:

➢	Calling: 1-866-890-7020

➢	Emailing: NXT2018shareholdermeeting@nxtenergy.com

Please make your request by April 30, 2018 to ensure meeting materials arrive prior to the vote.

VOTING

Shareholders are asked to return Proxies by the proxy deposit date and time set out in the Information Circular (being 10:00 a.m. on May 14, 2018) and VIFs at least two (2) business day in advance of the proxy deposit date using one of the following methods:

	Canadian Shareholders	United States Shareholders

Online:	www.investorvote.com	www.investorvote.com
Telephone:	1-866-732-8683 (English and French)	1-866-732-8683
Mail:	Computershare Trust Company	Computershare Trust Company
	8th Floor, 100 University Avenue	8th Floor, 100 University Avenue
	Toronto, ON M5J 2Y1	Toronto, ON M5J 2Y1

Please call toll free at 1-866-890-7020 if you have any questions about NXT's notice-and-access solicitation process.